02018719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED MAR 01 2002 WASH. D.C. 365 SECTION

SEC FILE NUMBER
8- 51851

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StoneBridge Securities LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2505 2nd Ave Suite 515
(No. and Street)

Seattle (City) Washington (State) 98121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Hendrickson 206-484-3848
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Loral International CPA & Advisors, LLC
(Name — *if individual, state last, first, middle name*)

110 Wall St, Suite 15C (Address) New York, (City) N.Y. (State) 10005 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-22-02

OATH OR AFFIRMATION

I, Michael A. Hendrickson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StoneBridge Securities L.L.C., as of February 22, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Michael A Hendrickson
Signature

Managing Principal
Title

Alfredo R. Lopez
Notary Public
Commission expires 4-4-02

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

LORAL INTERNATIONAL

CPA & Advisor, L.L.C.

Member of the American SEC Practice Section

Main Address : 110 Wall Street, Suite 15C, New York, New York 10005
Telephone: (212) 701-8587 Fax: (212) 701-8543

Independent Auditor's Report

To The Members
Stonebridge Securities LLC (f.k.a. Base Capital Securities LLC)

We have audited the accompanying balance sheet of Stonebridge Securities LLC (f.k.a. Base Capital Securities LLC) as of December 31, 2001 and the related statement of operations, changes in members' equity and cash flows for the year ended December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly assuming that the Company will continue as a going concern (see Note 1k, Going Concern), in all material respects, the balance sheet of Stonebridge Securities LLC (f.k.a. Base Capital Securities LLC) as of December 31, 2001 and the results of its operations and its cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been

subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Loral International CPA & Advisor, LLC

Loral International CPA & Advisor, LLC.
New York, New York
February 28, 2002

Stonebridge Securities LLC
(f.k.a. Base Capital Securities LLC)

BALANCE SHEETS

December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents (Note 1e)	$ 18,475	$ 25,473
Marketable equity securities (Note 1f)	8,434	15,465
Accounts receivable (Note 1g)	-	32,050
Prepaid expenses	315	315
Equipment, net of accumulated depreciation of $3,650 and $1,562 (Note 1h)	6,791	6,248
	$ 34,015	$ 79,551

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
Accounts payable	$ 33	$ 43
Members' equity	33,982	79,508
	$ 34,015	$ 79,551

The accompanying notes are an integral part of these statements.

Stonebridge Securities LLC
(f.k.a. Base Capital Securities LLC)

STATEMENTS OF OPERATIONS

Years ended December 31, 2001 and 2000

	2001	2000
Income		
Commissions (Note 1d)	$ 68,150	$ 130,010
Consulting	-	89,803
Investment Income	522	718
Unrealized gain (loss) on investments	(6,747)	(12,184)
	61,925	208,347
Expenses		
Management and consulting fees	12,000	101,675
Sales Commission	2,000	-
Professional fees	16,083	18,470
Rent	10,294	28,546
Depreciation expense	2,088	1,562
Travel and entertainment	18,569	10,261
Licenses and permits	4,120	3,074
Publications and promotions	953	2,369
Telephone	4,113	-
Parking and auto	1,079	2,997
Other expenses	3,658	1,770
	74,957	170,724
NET INCOME (LOSS)	$ (13,032)	$ 37,623

The accompanying notes are an integral part of these statements.

Stonebridge Securities LLC
(f.k.a. Base Capital Securities LLC)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Years ended December 31, 2001 and 2000

Balance at December 31, 1999	$ 38,996
Capital contributions from members	4,000
Distributions to members	(1,111)
Net income for the year	37,623
Balance at December 31, 2000	79,508
Distributions to members	(32,494)
Net (loss) for the year	(13,032)
Balance at December 31, 2001	$ 33,982

The accompanying notes are an integral part of these statements.

Stonebridge Securities LLC
(f.k.a. Base Capital Securities LLC)

STATEMENTS OF CASH FLOWS

Years ended December 31, 2001 and 2000

Increase (Decrease) in Cash and Cash Equivalents	2001	2000
Cash flows from operating activities		
Net income (loss)	$ (13,032)	$ 37,623
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation	2,088	1,562
Unrealized loss (gain) on marketable equity securities	6,747	12,184
Change in assets and liabilities		
Marketable equity securities	284	(136)
Accounts receivable	32,050	(32,050)
Prepaid expenses	-	-
Accounts payable	(10)	(107)
Net cash provided by operating activities	28,127	19,076
Cash flows from investing activities		
Purchase of equipment	(2,631)	(7,441)
Net cash used in investing activities	(2,631)	(7,441)
Cash flows from financing activities		
Proceeds from capital contributions	-	4,000
Distributions to members	(32,494)	(1,111)
Net cash provided by (used in) financing activities	(32,494)	2,889
Net increase (decrease) in cash and cash equivalents	(6,998)	14,524
Cash and cash equivalents at beginning of period	25,473	10,949
Cash and cash equivalents at end of period	$ 18,475	$ 25,473

The accompanying notes are an integral part of these statements.

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

A summary of significant accounting policies applied in the preparation of the accompanying financial statements are as follows.

a) History and Business Activity

Stonebridge Securities LLC ("the Company") is a limited liability company, which was organized under the laws of the State of Washington on March 19, 1999 under the name of Base Capital Securities LLC. The Company subsequently changed to its current name on April 13, 2001. The Company is a NASD member broker dealer. The Company's services include: raising capital for clients through the private placement process by placing securities with accredited investors, providing fee based financial structure and consulting, and providing mutual funds and variable annuities to clients. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii) since it does not handle or carry customer securities and cash.

b) Comparative Figures

We only audited the financial statements for the year ended December 31, 2001 (See Independent Auditor's Report, Page 1). The financial statements for the year ended December 31, 2000 was audited by another auditor. For comparative purposes, we have adopted the numbers as quoted in the prior year's audit report that was not audited by us.

c) The calendar year ending December 31

The Company adopts December 31 as its calendar year ending date since its incorporation.

d) Revenue Recognition

Commissions income is recognized when the Company successfully raises capital for a client. Commission percentages are generally base on contractual agreements and range from 5% to 8% of the amount raised. Revenue from consulting services is recognized when the services are performed.

e) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's policy is to invest cash in excess of operating requirements in income producing investments. Money market accounts are stated at lower of cost or market. The balances as of December 31, 2001 and 2000 are $18,475 and $25,473.

f) Marketable Equity Securities

All marketable equity securities are deemed by management to be trading and are reported at fair value with net realized and unrealized gains or losses reported in operations. The balances as of December 31, 2001 and 2000 are $8,434 and $15,465. The securities are held in trust by Charles Schwab & Co., Inc.

g) Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts became uncollectible, they will be charged to operations when that determination is made.

h) Equipment

Equipment is carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives of five years.

i) Income Taxes

Since for tax purpose, Limited Liability Corporation (LLC) is treated as a partnership, therefore, the income tax of the Company is the obligation of the individual principal, and is not included in the accompanying financial statements.

j) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumption that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

k) Going Concern

The Company's revenue decreased significantly for the current year ended December 31, 2001 as compared to the prior year ended December 31, 2000. As a result, the Company recorded a net operating loss of $13,032 for the current year. If this situation continues, it may affect the Company's ability to continue its business operations as a going concern. Despite that the management has indicated its confidence to continue its operations by attracting new business, the Company's operations is dependent on the continuing cash inflows from new business, and/or capital commitment from its existing shareholders.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange

Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds eight times its "net capital" as those terms are defined by the rule. At December 31, 2001, the Company's net capital and required net capital were $23,563 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was .001 to 1.0. At December 31, 2000, the Company's net capital and required net capital were $31,457 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was .001 to 1.0.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year of 2001, the Company shared its office facility located at 2505 Second Avenue, Suite 515, Seattle, WA 98121 with Stonebridge Capital Partners LLC. The shareholders of the Company are also the shareholders of Stonebridge Capital Partners LLC.

During the year of 2001, all revenue generated by the Company is referred by Base Capital LLC, a related company incorporated in the State of Washington. A major shareholder of the Company owns a certain percentage of Base Capital LLC.

The Company incurred management and consulting fees of $12,000 and $101,675 for the years ended December 31, 2001 and 2000 respectively. These services are provided by the shareholders of the Company.

Stonebridge Securities LLC
(f.k.a. Base Capital Securities LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2001

Aggregate indebtedness	$ 33
Net Capital	
Total members' equity	$ 33,982
Adjustments to net capital pursuant to Rule 15c3-1:	
Accounts receivalbe	-
Prepaid expenses	(315)
Equipment, net of accumulated depreciation of $3,650	(6,791)
	(7,106)
Net capital before haircuts on securities (tentative net capital)	26,876
Haircut on equity securities	1,687
NET CAPITAL	28,563
Minimum net capital requirement	5,000
Excess net capital over minum requirement	$ 23,563
Ratio of aggregate indebredness to net capital	.001:1

There was no difference between the Company's computation of net capital, as previously reported in the fourthquarter unaudited FOCUS Form X-17A-5 Part II, and the Computation above.

LORAL INTERNATIONAL
CPA & Advisor, L.L.C.

Member of the American SEC Practice Section

Main Address : 110 Wall Street, Suite 15C, New York, New York 10005
Telephone: (212) 701-8587 Fax: (212) 701-8543

Report of Independent Certified Public Accountants on Internal Control Structure Required by Rule 17a-5 Of the Securities and Exchange Commission

To The Members
Stonebridge Securities LLC (f.k.a. Base Capital Securities LLC)

In planning and performing our audit of the financial statements of Stonebridge Securities LLC (f.k.a. Base Capital Securities LLC), for the period ended December 31, 2001, we have taken into consideration the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements. The audit is not designed to provide assurance on the internal control structure.

Also, as required by rule17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). We also make the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) or recordation of differences required by rule 17a-13 complying with requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedure and of the practices and procedures referred to in the preceding paragraph and to assess whether those practice and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of

the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized used or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our audit would not necessarily disclose all matters in the internal control structure that might be considered as material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we are not aware of any matter involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Loral International CPA & Advisor LLC

Loral International CPA & Advisor, LLC.
New York, New York
February 28, 2002